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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------
                             (AMENDMENT NO. 3)


                        INTERNATIONAL VERIFACT, INC.
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                              (Name of Issuer)

     Common Stock, no par value                     46055K 30 0
-----------------------------------     ----------------------------------
   (Title of class of securities)                  (CUSIP number)

                           HARVEY J. KESNER, ESQ.
                       AMERICAN BANKNOTE CORPORATION
                              200 PARK AVENUE
                         NEW YORK, NEW YORK  10166
                               (212) 557-9100
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(Name, address and telephone number of person authorized to receive notices and communications)

                              December 2, 1996
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP No. 46055K 30 0                              13D-PAGE 2


    1    NAME OF REPORTING           American Banknote Corporation
         PERSON:

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-0460520

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (a) [_]
                                                                   (b) [_]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS:   WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [_]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF        DELAWARE
         ORGANIZATION:


 NUMBER OF     7   SOLE VOTING POWER:            447,400
   SHARES
BENEFICIALLY   8   SHARED VOTING POWER:          Not Applicable
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER:       447,400
 REPORTING
   PERSON     10   SHARED DISPOSITIVE POWER:     Not Applicable
    WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 447,400
                 (includes warrants to purchase 77,500 shares)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
         CERTAIN SHARES:

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    6.36%

   14    TYPE OF REPORTING PERSON:     HC, CO


     SEE INSTRUCTIONS BEFORE FILLING OUT!

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          This constitutes Amendment No. 3 to a Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by United States Banknote Corporation, a Delaware corporation (now known as American Banknote Corporation ("American Banknote")), with respect to the common stock of Soricon Corporation, all of the outstanding shares of which were subsequently acquired by International Verifact, Inc. (the "Company") in exchange for shares of common stock, no par value, of the Company (the "Common Stock").

     Item 4.   Purpose of Transaction.
               ----------------------

          As reported in Amendment No. 2 to the Schedule 13D, on November 21, 1996, Morris Weissman, the Chairman of the Board and Chief Executive Officer of American Banknote, sent a letter to George Whitton, the Chairman and Chief Executive Officer of the Company. In his letter, Mr. Weissman expressed American Banknote's belief that the Company's management and Board of Directors should immediately undertake an objective evaluation of business strategies so as to maximize shareholder value. Mr. Weissman also requested a meeting to explore the opportunities for a strategic transaction between American Banknote and the Company that could result in significant benefits and synergies and enhance the Company's shareholder value.

          Mr. Weissman received a letter, dated November 27, 1996, from L. Barry Thomson, President and CEO of the Company, in


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     response to his letter of November 21 to Mr. Whitton.  In his response, Mr. Thomson indicated that the Company is discussing with another corporation a possible global strategic alliance and other technology and business arrangements. Mr. Thomson stated that "Due to a Confidentiality Agreement, and a "No Shop" provision which applies until December 30, 1996, it is inappropriate for us to meet with you at this time."

          On December 2, 1996, Mr. Weissman wrote to Mr. Thomson and expressed surprise that the Company was refusing to meet with American Banknote to discuss the matters set forth in Mr. Weissman's letter of November 21. Mr. Weissman indicated that in a telephone conversation that he had with Mr. Thomson on November 25, they had agreed on several potential meeting dates over the next couple of weeks. Mr. Weissman expressed regret that the Company would sign an agreement which precludes it from exploring alternatives to maximize shareholder value for such an extended time without meeting with American Banknote. Mr. Weissman expressed American Banknote's view that the Company's Board is acting inappropriately and not with an open mind regarding its obligations to explore all possible alternatives for the benefit of the Company's stockholders. Mr. Weissman concluded by requesting that the Company's Board of Directors provide American Banknote with representation on the Company's Board of Directors


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     to ensure that the directors considered the views of one of the
     Company's largest shareholders.

          On December 3, 1996 Mr. Weissman received a reply to his December 2 letter from Mr. Thomson, in which he reiterated that the Company is not free to meet with American Banknote or to act upon its request.

          American Banknote currently is considering its alternatives with respect to the Company and the Common Stock. Depending upon the course of action that American Banknote determines to pursue, American Banknote may increase its investment in the Company through the acquisition of additional shares of Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by American Banknote, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by it. Although the foregoing and the matters disclosed in Item 4 of Amendment No. 1 and Amendment No. 2 to the Schedule 13D represent the range of activities presently contemplated by American Banknote with respect to the Company and the Common Stock and other securities, it should be noted that the possible activities of American Banknote are subject to change at any time.

          Except as discussed in this Item 4 and in Item 4 of Amendment No. 1 and Amendment No. 2 to the Schedule 13D, American



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     Banknote has no current plans or proposals which relate to or would result in any events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               1.   Letter, dated November 27, 1996, from
                    L. Barry Thomson To Morris Weissman

               2.   Letter, dated December 2, 1996, from
                    Morris Weissman to L. Barry Thomson

               3.   Letter, dated December 3, 1996, from
                    L. Barry Thomson to Morris Weissman


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                              AMERICAN BANKNOTE CORPORATION



                              By: /s/Harvey J. Kesner
                                  --------------------------
                                     Harvey J. Kesner




     Date:  December 4, 1996





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                               EXHIBIT INDEX


        Exhibit No.      Description
        -----------      -----------

               1.   Letter, dated November 27, 1996, from
                    L. Barry Thomson To Morris Weissman

               2.   Letter, dated December 2, 1996, from
                    Morris Weissman to L. Barry Thomson

               3.   Letter, dated December 3, 1996, from
                    L. Barry Thomson to Morris Weissman






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